

Mail Stop 3561

May 26, 2017

Cathy R. Smith
Chief Financial Officer
Target Corporation
1000 Nicollet Mall
Minneapolis, Minnesota 55403

> **Re: Target Corporation**
> **Form 10-K for the Fiscal Year Ended January 28, 2017**
> **Response Dated May 23, 2017**
> **File No. 1-6049**

Dear Ms. Smith:

We have reviewed your May 23, 2017 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 11, 2017 letter.

Consolidated Statements of Operations, page 32

1. We read your response to comment 1. Please tell us how your proposed presentation complies with the guidance in ASC 225-10-S99-8 and Rule 5-03 of Regulation S-X as your gross profit measure presents a figure for income before depreciation. Otherwise, please revise to either: (a) include an appropriate allocation of depreciation to costs applicable to revenue or (b) remove the gross profit subtotal and relabel the costs applicable to revenue line item throughout the filing to indicate that it excludes depreciation.

Note 23. Income Taxes, page 47

2. We read your response to comment 2. Cash and short-term investments held outside the United States represent approximately 31 percent of your January 28, 2017 balances. As such, in future filings please disclose in Liquidity and Capital Resources section of Management's Discussion and Analysis of Financial Condition and Results of Operations the cash and short-term investments held outside the United States for which there would be tax implications if repatriated to the United States.

You may contact Tony Watson, Accountant, at (202) 551-3318 or Donna Di Silvio, Accountant, at (202) 551-3202 if you have questions regarding comments on the financial statements and related matters. You may contact me at (202) 551-3344 with any other questions.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief
Office of Consumer Products